UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 20, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart Mackenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: March 20, 2008

EQUIGOLD NL

20 March 2008	JOINT ASX ANNOUNCEMENT
LGL AND EQUIGOLD TO MERGE
Lihir Gold Ltd (LGL) and Equigold NL (“Equigold”) are to merge their businesses, creating a global pure gold company with a diversified portfolio of high quality operations, a strong financial base and an exceptional growth profile.
The combined group will have world class assets in Australia, West Africa and Papua New Guinea, producing in excess of 1.2 million ounces of gold a year from 2009 at a cash cost in the lowest quartile of global producers.
The market capitalisation of the combined group will be approximately A$9 billion (based on the closing share price of LGL shares as at 19 March 2008), securing its position in the top 30 companies in Australia and among the world’s largest gold producers.
The Merger Proposal
The merger is to be achieved through a Scheme of Arrangement, with Equigold shareholders to receive 33 LGL shares for every 25 Equigold shares they own. Based on the closing prices of LGL shares as at 19 March 2008, the day prior to the announcement of the Scheme, the offer values Equigold shares at approximately A$5.33. This represents a premium of:
•	24.0% to Equigold’s closing price on 19 March 2008, the day prior to the announcement

•	23.5% to the 1 week VWAP of Equigold shares prior to the announcement

•	35.3% to the 90 day VWAP of Equigold shares prior to the announcement
Compelling Merger
The merger will bring significant benefits to each of the companies and their shareholders. Directors of Equigold and LGL have unanimously supported the proposed merger. Equigold Directors intend to vote the shares they own or control in favour of the Scheme (in the absence of a superior proposal and subject to the Independent Expert concluding that the Scheme is in the best interests of Equigold shareholders).
For Equigold, the transaction will:
•	Reduce risk by bringing the company within a major gold producer with a diversified portfolio of high quality assets;

•	Enhance financial strength, providing access to LGL’s superior balance sheet position and funding capability to underpin further growth and development;

•	Provide financial resources to advance exploration on the company’s vast and highly prospective exploration tenements in Ivory Coast;

•	Enable shareholders to participate in the growth and expansion of the LGL assets at Lihir Island and at Ballarat in Victoria;

•	Increase market appeal and liquidity of their investment. Equigold’s shareholders can expect to benefit from exposure to North American capital markets. LGL is listed on both the Toronto and NASDAQ exchanges and is subject to research published by a number of leading international security houses;

•	Increase leverage to the rising gold price, by gaining exposure to LGL’s massive gold resources and reserves and completely unhedged position; and

•	Deliver shareholders a significant merger premium.
For LGL, the merger will:
•	Provide important diversification benefits, immediately adding cashflows from Equigold’s Mt Rawdon operation in Queensland, with Bonikro in Ivory Coast to be in production by the end of July;

•	Establish a substantial base for growth in the highly prospective greenstone belt in Ivory Coast, where Equigold has reported promising drill results on extensive exploration tenements, which are expected to lead to significant growth in resources and reserves;

•	Increase management capability and operational strength through the addition of high quality executive management and production teams at Mt Rawdon and Bonikro;

•	Increase net present value per share, creating strong financial returns for shareholders.
Following the merger, LGL will have approximately 25 million ounces in reserves and operations at Lihir Island in PNG, Ballarat in Victoria, Mt Rawdon in Queensland and at Bonikro in Ivory Coast, Africa (for further detail, refer to Appendix B).
The merged group will have an exceptional growth profile. The Bonikro project, in which Equigold holds an 85% share, is expected to be commissioned in July and will produce approximately 140-150,000 ounces in 2009. At Ballarat, commercial production is scheduled to commence in the fourth quarter of the current year and the mine is expected to produce around 200,000 ounces per year for more than 20 years. The Mount Rawdon mine is anticipated to produce in the vicinity of 100,000 ounces of gold per year for the next 10 years. And at Lihir Island, production is forecast to be at record levels of between 700,000 – 770,000 ounces this year, increasing to approximately 1 million ounces by 2011 following a US$696 million expansion of processing capacity.

The merged group will maintain a competitive cost position, with LGL’s Lihir Island and Ballarat production estimated to be at a total cash cost of less than US$350/oz long term, and Equigold production at approximately US$330 per ounce for the long term from 2009.
In addition, the combined group will possess a highly prospective exploration portfolio:
1.	At Lihir Island, a recent drilling program has identified a major mineralised zone between the existing Lienetz and proposed Kapit pits, which is likely to lead to a significant increase in resources.

2.	At Ballarat, LGL has identified exploration potential totaling 9.2 million ounces in the Ballarat region.

3.	In Ivory Coast, Equigold holds exploration leases covering some 15,000 square kilometres of the most prospective regions of the Birimian greenstone belt. Excellent results have been received from extensive drilling at these tenements, which are expected to lead to a considerable increase in resources and project development opportunities in the coming years (Further details of drill results are available from Equigold’s December 2007 quarterly report available on their website at www.equigold.com.au).
Directors and Management
Equigold Directors, who in aggregate hold approximately 10.4% of the shares in Equigold, intend to vote the Equigold shares they each hold or which are held on their behalf, in favour of the merger in the absence of a superior proposal and subject to the Independent Expert concluding that the Scheme is in the best interests of Equigold’s shareholders.
The Chairman and founder of Equigold, Mr Nick Giorgetta, has granted, through a related entity Rollason Pty Ltd, LGL a call option which enables LGL to acquire all of the Equigold shares held by Rollason (approximately 9.17%) at the same price as any competing offer, during a stipulated time period.
It is proposed that Mr Giorgetta will maintain an ongoing role in the new organisation.
Equigold Managing Director, Mr Mark Clark, and Executive Director Mr Morgan Hart, are to join the LGL executive team, reporting to Chief Executive Arthur Hood. The headquarters of LGL will remain in Port Moresby, with the corporate office in Brisbane, Australia.

LGL Chairman Ross Garnaut said the merger would lead to the creation of an exciting new global gold major.
“This merger adds considerable value to both companies,” he said. “The combination extends the strengths of one of the major gold groups, with a diversified portfolio of producing mines, low cash costs, a strong growth pipeline and highly prospective exploration acreage.
“The new entity will be well placed to take advantage of on-going strength in the gold price to deliver increased returns to shareholders. We will have a robust balance sheet, virtually no hedging and an excellent growth profile,” he said.
LGL Chief Executive Arthur Hood said the merger would lead to a reduced risk profile for the merged company, by adding important diversification benefits.
“This new company will hold a portfolio of long life, high quality assets in diverse geographic locations, effectively eliminating single mine asset risk and leading to improved valuations for the combined group,” he said. “The merger will bring together the established operations at Lihir Island and Mt Rawdon. Bonikro will be in production within the next few months, followed by Ballarat by year end. The benefits of recent improvements at Lihir Island will be seen in the full year performance, and we have commenced the next stage of development which will see production at Lihir Island lifted to one million ounces a year by 2011. The vast exploration potential in Ivory Coast will add major growth opportunities in the future.
“Furthermore, the addition of the proven management team at Equigold will add executive strength to LGL and ensure that we can deliver the exciting projects we have in train. The transaction meets all of our M&A criteria,” he said.
Equigold Chairman Nick Giorgetta said the merger was a logical step for Equigold as it moved to the next stage of its development.
“This is an excellent deal for our shareholders,” he said. “It secures the future of the organisation, delivers a substantial merger premium, and provides an opportunity to participate in the growth and prosperity of the merged group. Furthermore, it gives us the financial muscle required to realise the full potential of our exploration tenements in Ivory Coast.”
Merger Conditions
The proposed merger is subject to a number of conditions including the approval of Equigold shareholders, regulators and the Federal Court. Equigold shareholders will be provided with a Scheme Booklet outlining the proposal in greater detail which will include an independent expert’s report prepared by KPMG. This is expected to be provided to shareholders during April/May 2008 with the meeting of Equigold shareholders to approve the proposal to be held during May 2008. The transaction is expected to be completed by early June 2008.
Each party has agreed to pay a break fee to the other party equal to $11.3 million in certain circumstances. Further details of the conditions precedent and key terms of the Merger Implementation Agreement are summarised in Appendix A.
Following all required approvals, all shares in Equigold will be acquired by a wholly owned subsidiary of LGL and Equigold will be delisted. Equigold shareholders are not required to take any action at this stage in relation to the scheme of arrangement.
Advisers
LGL is being advised by Caliburn Partnership and Blake Dawson. Equigold is being advised by Euroz Securities and Corrs Chambers Westgarth.         .

Contact details
For further information, please contact:
LGL
Joe Dowling
LGL General Manager Corporate Affairs
0421 587 755
Josie Brophy
LGL Communications Officer
0448 177 502
Joel Forwood
Manager Investor Relations
0438 576 879
Equigold
Mark Clark
Managing Director
0411 959 510

About LGL
Lihir Gold Limited (LGL) is a major gold producer in the Australasian region. The company’s flagship operation is one of the world’s largest gold mines and processing facilities, located on the island of Lihir, 900 kilometres north-east of Port Moresby in Papua New Guinea. LGL is also developing an underground mine and process plant at the historic gold mining centre of Ballarat, 110 kilometres north-west of Melbourne in Victoria, Australia.
LGL is publicly listed, with its shares traded on the Australian, Toronto, Port Moresby and NASDAQ stock exchanges.
The Lihir ore body is very large and rich by global standards, with more than 35 million ounces of gold in measured and indicated resources along with 4 million ounces in the inferred resource category.
Resources Statement, Lihir Island

			Average	Contained
Identified Mineral	Resource	Tonnes	grade	ounces
Resource	Category	(millions)	(Au g/t)	(millions)
Resources as at 31st December 2007	Measured	53.8	2.52	4.4
	Indicated	392.8	2.45	30.9
	Inferred	63.4	1.88	3.8

Within this resource, total reserves are estimated at 23 million ounces (254 million tonnes at a grade of 2.8g/t).
Mining on Lihir Island is scheduled to continue until 2021 at current rates, with processing of lower grade stockpiles to continue beyond 2030. Gold mining is conducted via open cut methods, with processing via pressure oxidation.
The Lihir mine is located within a geothermally active area that produces a natural abundance of geothermal steam. Since 2003 LGL has been harnessing this underground steam reserve to generate electricity, replacing heavy fuel oil powered electricity. The company has total geothermal capacity of 56MW which provides approximately 75% of Lihir’s current electrical power requirements.
Geothermal power will save the company in the order of US$50 million per year, compared to the cost of heavy fuel oil powered generation. The geothermal plant is also formally certified as a facility that will lead to reductions in greenhouse gas emissions, enabling the company to generate carbon credits and sell them on global markets. This is expected to generate revenues in excess of US$5 million per year.
The Ballarat operation is an advanced development project with 300,000 ounces in indicated resource (900,000 tonnes at 10g/t) and 1.2 million ounces in the inferred category (3 million tonnes at 12.4 g/t). It is scheduled to begin commercial production at the end of the year, at a rate of 200,000 ounces of gold per year, and will have a mine life of approximately 20 years.
In 2007 LGL produced 701,000 ounces of gold, with production in 2008 forecast to increase to between 740,000 and 820,000 ounces. This is expected to include an estimated 40,000—50,000 ounces from Ballarat.
For further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).

The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists, and David Grigg who is a member of the Australian Institute of Mining and Metallurgy.
Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
David Grigg is a full time employee of Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
About Equigold NL
Equigold is a highly profitable Australian gold miner with current production at the Mount Rawdon and Kirkalocka projects in Australia. Equigold is currently developing the 85% owned Bonikro deposit located in Ivory Coast in West Africa. Commissioning of the processing plant is expected to commence in June 2008 and commercial production is scheduled to commence in July 2008.
Equigold’s total gold inventory currently stands at approximately 2.6 million ounces of measured and indicated resources, 800,000 ounces of inferred resources and 1.9 million ounces in reserves (further details of which are set out below).
The Mt Rawdon project is located in southeast Queensland. Reserves as at 30 June 2007 were 1.1 million ounces of gold and 4.3 million ounces of silver. The current mine life is in excess of 10 years. Gold production during FY07 was 110,992 ounces, at a cash cost of A$373 (US$347) per ounce. For the half year ended 31 December 2007, production was 61,462 ounces at a cash cost of A$331 (US$308) per ounce.
The Kirkalocka project is located in the Murchison region of Western Australia. Gold production during FY07 was 37,472 ounces, at a cash cost of A$432 (US$402) per ounce. It is expected that milling will exhaust the broken ore stockpiles by May 2008, at which time the project will move into the closure and final rehabilitation phase.
The Bonikro project is located in southern Ivory Coast in West Africa. Following completion of a bankable feasibility study in July 2006, Equigold approved development of the 929,000 ounce reserve with a mine life of 8 years. Life of mine cash operating costs are forecast at approximately US$290 per ounce. Construction is nearing completion with commercial production scheduled to begin in July 2008. For the first full year, production is expected to be approximately 140,000 ounces, of which Equigold’s share is forecast at approximately 120,000 oz.
Significant recent exploration results at the Hiré, Bonikro Deeps and Dougbafla East projects, all within 15 kilometres of Bonikro, give the Company confidence that drilling programs will lead to further increases in resources.
Equigold also has 15,351 square kilometres of exploration licences either granted or under application in Ivory Coast covering in excess of 700 kilometres of strike of highly prospective West African Birimian greenstone belts. The greenstone belts in Ivory Coast are similar to or extensions of geology in the surrounding countries of Ghana, Mali, Burkina Faso, Niger and Guinea. This West African geological setting has yielded numerous multi million ounce gold discoveries in the above countries and in Ivory Coast over recent years.
Equigold has five drill rigs working full time on various projects. The Company is currently drilling in excess of 100,000 metres a year and spending in excess of US$7 million a year on exploration. The tenement package presents the full range of exploration opportunities including numerous untested geochemical soil anomalies, prospects with anomalous drill intersections requiring follow up, three projects with quoted resources and one with a mineable reserve (Bonikro).
Gold Resources as at 30 June 2007 (includes reserves)

	Measured			Indicated			Inferred
Project/Deposit	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces

MT RAWDON

Mt. Rawdon	2,904,000	1.0	92,200	41,616,000	0.9	1,228,300	7,603,000	0.8	188,500

Total Mt Rawdon	2,904,000	1.0	92,200	41,616,000	0.9	1,228,300	7,603,000	0.8	188,500

BONRIKO

Bonriko (100%)	7,039,000	1.8	412,000	11,540,000	1.7	635,000	6,000,000	1.6	318,000

Equigold’s Share (84%)	5,913,000	1.8	346,000	9,694,000	1.7	533,000	5,040,000	1.6	267,000

Total Bonriko	5,913,000	1.8	346,000	694,000	1.7	533,000	5,040,000	1.6	267,000

HIRÉ				2,420,000	3.4	267,000

Akissi-So (100%)				1,044,000	2.9	98,100

Assonji-So (100%)				3,464,000	3.3	365,100

Total				3,256,000	3.3	343,200

Equigold Share (94%)

Total Hiré				3,256,000	3.3	343,200

Within this resource, total reserves are estimated at 2 million ounces (50.2 million tonnes at a grade of 1.2g/t).
Silver Resources as at 30 June 2007 (includes reserves)

	Measured			Indicated			Inferred
Project/Deposit	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces	Tonnes	g/t	Ounces

MT RAWDON

Mt. Rawdon	2,904,000	2.9	272,000	41,616,000	2.6	3,452,000	7,603,000	2.1	513,300

TOTAL RESOURCES	2,904,000	2.9	272,000	41,616,000	2.6	3,452,000	7,603,000	2.1	513,300

The information in this report that relates to EQI’s Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Morgan Hart. Mr Hart is a full-time employee of Equigold NL and a member of the Australasian Institute of Mining and Metallurgy. Mr Hart has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

About Ivory Coast
Ivory Coast is located in West Africa. The country is bordered by Liberia and Guinea to the west, Mali and Burkina Faso to the north, Ghana to the east, and the Gulf of Guinea to the south. It has a population of approximately 19 million people.
Ivory Coast became independent in 1960. It was always regarded as one of the most politically stable countries in West Africa. A failed coup attempt in September 2002 saw a brief period of fighting between rebel groups and government forces and led to rebel groups controlling the northern half of the country. A buffer zone was created to separate the two factions and was manned by French and United Nations peace keepers.
The ongoing peace and reconciliation process has made significant progress in recent times with the signing of a peace accord between the parties in Ouagadougou (Burkina Faso) on 4 March 2007. This peace accord saw the appointment of former rebel leader Guillaume Soro as the Prime Minister, whilst Laurant Gbagbo remained as President. This peace accord has been viewed as a positive, concrete step towards the reunification of the country as has the subsequent downsizing of the UN and French peace keeping forces. It is expected that Presidential elections will be held later in 2008 or early 2009.
The Ivory Coast economy, one of the strongest in West Africa, has traditionally been based on agriculture, primarily the production of cocoa (of which it produces in excess of 40% of the world supply) and coffee beans. Significant activity in the mining sector in recent times has culminated in several years of sustained exploration permitting to numerous companies (including some of the world’s largest gold producers), the development approval of significant mining projects (including the Bonikro project) and substantial investment in offshore oil and gas developments.
The country has a very high standard of infrastructure compared to other countries in the region, with a good quality road system, a reliable electricity grid, significant heavy engineering industry and a large deep water port in Abidjan.

Appendix A
Summary of Key Terms of Merger Implementation Agreement
Equigold and LGL have entered into a Merger Implementation Agreement dated 20 March 2008 (MIA) setting out each party’s obligations in connection with the implementation of the scheme of arrangement between Equigold and its shareholders (Scheme). An outline of the key terms and conditions of the MIA is set out below.

Conditions precedent to the Scheme	The principal conditions precedent to the implementation of the Scheme include:
•	Board Recommendation: the Equigold Board unanimously recommends the Scheme in the absence of a superior proposal;

•	Scheme Participants Approval: the Scheme is approved by the requisite majorities of the Scheme Participants;

•	Court Approval: the Court approves the Scheme in accordance with s411(4)(b) of the Corporations Act;

•	Independent Expert Report: the Independent Expert concludes that the Scheme is in the best interests of Equigold shareholders;

•	Regulatory Approvals: approvals as necessary from applicable regulatory bodies such as FIRB, ASIC, ASX, PNGSC, SEC, POMSoX, NASDAQ, TSX and the Ivory Coast Administration des Mines are granted;

•	Interest in Equigold: no person (other than LGL or any of its related bodies corporate or an institutional or portfolio investor who is an existing Equigold shareholder) acquires a Relevant Interest in 10% or more of Equigold Shares;

•	No Competing Transaction: Equigold has not entered into a Competing Transaction;

•	Gold Price: the Gold Price does not fall below USD 700 per ounce;

•	Index Decline: the S&P ASX 200 Index does not fall below 4,500 on any three consecutive trading days.

•	No Material Adverse Change: no Equigold or LGL Material Adverse Change occurs;

•	No Prescribed Event: no Equigold or LGL Prescribed Event occurs; and

•	No Termination: the MIA has not been terminated.

Exclusivity	Until the Second Court Hearing Date:
•	No-Shop Restriction: Equigold must not invite or encourage a Competing Transaction;

•	No-Talk Restrictions: Equigold must not negotiate or enter into discussions with any other person in relation to a Competing Transaction or grant any other person any right to conduct due diligence in respect of Equigold; and

•	Notification: Equigold must inform LGL of the key terms of any Third Party Proposal and the identity of the Third Party.
The No-Talk and Notification provisions do not apply to unsolicited proposals where the failure to respond or the notification would breach the fiduciary or statutory duties of the directors of Equigold.
Right to Match Third Party Proposal	Equigold must not enter into an agreement in relation to a Third Party Proposal unless it notifies LGL and allows LGL 2 business days to submit a counterproposal. If LGL’s counterproposal is on terms no less favourable than the Third Party Proposal, Equigold must proceed with LGL’s proposal.

Equigold Break Fee	A break fee of approximately A$11.3 million is payable by Equigold to LGL if:
•	any director of Equigold makes any public statement, prior to the Court’s final approval of the Scheme, to the effect that he or she doesn’t support the Scheme, or fails to recommend the Scheme, or publicly withdraws or varies a favourable recommendation, other than because an Independent Expert has concluded that the Scheme is not in the best interests of Equigold’s shareholders;

•	any director of Equigold publicly endorses a Competing Transaction;

•	before the Scheme becomes effective, a Competing Transaction more favourable to the Scheme participants in relation to Equigold is announced or open for acceptance, a person under the Competing Transaction acquires more than a 20% interest in Equigold shares and that Competing Transaction becomes free of any defeating conditions;

•	the Scheme does not come into effect before 30 September 2008 because Equigold has failed to perform or satisfy its material obligations necessary for the implementation of the Scheme; or

•	LGL has terminated the MIA because of a breach by Equigold of the Exclusivity provisions.
LGL Break Fee	A break fee of approximately A$11.3 million is payable by LGL to Equigold if the Scheme does not come into effect before 30 September 2008 because LGL has failed to perform or satisfy its material obligations necessary for the implementation of the scheme.

Exceptions to Break Fee	Neither break fee will be payable where the relevant event occurs after the MIA has been validly terminated, or the Scheme becomes effective despite the occurrence of the relevant event.

Termination	LGL may terminate the MIA if a person other than any existing Equigold institutional or portfolio investor acquires a relevant interest in Equigold of 10% or more.

Either party may terminate the MIA if:
•	the Independent Expert opines that the Scheme is not in the best interests of Equigold Shareholders;

•	the conditions precedent are not satisfied or waived by the Second Court Hearing Date;

•	the Scheme is not approved by the requisite majorities at the Scheme Meeting;

•	the Court does not make orders convening the Scheme Meeting or approving the Scheme;

•	the other party is in material breach of the MIA and the breach is not remedied within 7 business days;

•	an Insolvency Event has occurs in relation to the other party;

•	the Court or Government Agency takes action which permanently prohibits the Scheme;

•	the Equigold Break Fee is paid; or

•	the Scheme has not become Effective by 30 September 2008.

Summary of Key Definitions	Material Adverse Change means an event which individually, or when aggregated with all such other events, is reasonably likely to have a material adverse effect on the business, financial position or prospects of the company and its subsidiaries.

Prescribed Event means the occurrence of any of the following in relation to a company (and, in certain circumstances, its subsidiaries):
•	conversion of all or any of its shares into a larger or smaller number of shares, reducing or buying-back its share capital;

•	declaring or paying a dividend or returning capital to its members, other than, in the case of Equigold, paying the interim dividend declared on 25 February 2008;

•	issuing shares, granting an option over its shares, issuing securities or other instruments convertible into shares or debt securities;

•	disposing of the whole, or a substantial part, of its business or property;

•	creating any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

•	increasing the remuneration of any of its directors or senior employees, paying termination or retention benefits to directors, terminating existing contracts for senior employees, or engaging new senior employees;

•	resolving that the company be wound up or being the subject of a winding up order by a court, appointing a liquidator, provisional liquidator, administrator, executing a deed of company arrangement, or having a receiver or a receiver and manager appointed;

•	entering into or terminating existing contracts involving revenue or expenditure of more than $500,000 in the case of Equigold or $5,000,000 in the case of LGL.
A number of the events above will not constitute a Prescribed Event if the event has already been disclosed to the ASX or to the other party, or that is otherwise in the ordinary course of the company’s business.

Annexure B — Additional Information and Disclaimers
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”) or Equigold NL (“EQI”), which may cause actual results to differ materially from those contained in this announcement.
Important factors that could cause actual results to materially differ from the forward looking statements in this document include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission. See also EQI’s most recent annual report.
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved. The potential quantity and grade of any potential mineral deposits (or LGL or EQI) is conceptual in nature with insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.
The foregoing material is only general background information about LGL and EQI’s activities as of the date of the document. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL and EQI’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL and EQI’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL and EQI. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
This document is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. EQI’s most recent updated reserves and resources statement is available in its 2007 Annual Report available from its website at www.equigold.com.au.
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).